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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

or

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

For the transition period from                to

Commission File No. 0-692

NORTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of plan)

(Issuer of Securities Held Pursuant to the Plan)

125 South Dakota Avenue
Sioux Falls, South Dakota 57104
(Address of principal office)

NorthWestern Public Service Company Employee Stock Ownership Plan

Report of independent public accountants

To the Trustees of Northwestern Corporation
Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of Northwestern Public Service Company Employee Stock Ownership Plan as of December 31, 2000, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northwestern Public Service Company Employee Stock Ownership Plan as of December 31, 2000, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are included for the year ended December 31, 2000 only. The supplemental schedules of assets (held at end of year) and party-in-interest transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP Arthur Andersen LLP

Minneapolis, Minnesota,
May 11, 2001

NORTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

Statements of net assets available for benefits

As of December 31

	2000	1999	1998
ASSETS
CONTRIBUTION RECEIVABLE, from Northwestern Corporation	$500,079	$556,614	$462,339
INVESTMENTS, at market value:
Northwestern Corporation common stock, 1,104,681 shares, cost of $16,147,592 in 2000, 1,425,216 shares, cost of $20,466,182 in 1999 and 1,485,027 shares, cost of $20,971,269 in 1998	25,545,748	31,354,752	39,260,401

Total assets	26,045,827	31,911,366	39,722,740
LIABILITIES
NOTE PAYABLE	8,037,468	8,964,356	9,825,494
ESTIMATED DISTRIBUTIONS PAYABLE	250,000	250,000	250,000
INTEREST PAYABLE	53,364	60,909	68,608

Net assets available for benefits	$17,704,995	$22,636,101	$29,578,638

The accompanying notes are an integral part of these statements.

NORTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

Statements of changes in net assets available for benefits

For the years ended December 31

	2000	1999	1998
NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$22,636,101	$29,578,638	$25,184,871

INCREASES (DECREASES) DURING THE YEAR:
Contributions from—
Northwestern Corporation	823,568	932,911	809,370
Participants	74,608	107,540	129,825
Dividend income	1,407,905	1,529,866	1,473,357
Appreciation (depreciation) in market value of investments	(1,490,414)	(7,540,670)	4,997,464
Distributions to participants	(4,990,015)	(1,285,855)	(2,313,484)
Interest expense	(756,758)	(686,329)	(702,765)

Net increase (decrease)	(4,931,106)	(6,942,537)	4,393,767

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$17,704,995	$22,636,101	$29,578,638

The accompanying notes are an integral part of these statements.

NORTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

Notes to financial statements

December 31, 2000, 1999 and 1998

1  Plan description

General

The following description of Northwestern Public Service Company Employee Stock Ownership Plan (the Plan) is provided for general informational purposes only. Participants should refer to the plan document for more complete information regarding the Plan's definition, eligibility and other matters.

The Plan was established under the applicable provisions of the Internal Revenue Code (IRC) and was amended and restated in its entirety effective January 1, 1996. The board of directors of Northwestern Corporation (the Company, formerly Northwestern Public Service Company) has appointed a supervisory committee of officers of the Company to administer the Plan, and certain employees of the Company have been appointed trustees of the Plan.

Eligibility and vesting

All employees who complete 1,000 hours of service per year and have attained age 21 are eligible to participate in the Plan.

All contributions made to the account of a participant and any earnings thereon are fully vested to the participant at all times.

Contributions

Federal income tax regulations allow the Company to deduct for federal income tax purposes dividends on stock owned by the Plan when such dividends are paid to plan participants or used by the Plan to repay plan loans (see Note 3). Contributions are to be made to the Plan on or before the thirtieth day following the due date (including extensions thereof) for filing the Company's federal income tax return for the tax year in which the deduction for dividends paid to the Plan is utilized to offset taxable income.

Active employees enrolled in the Plan prior to 1989 (trust/dividend segment) receive annual cash dividend payments on shares allocated to their accounts by the Plan. The participants may voluntarily contribute back to the Plan a percentage of these dividends subject to discrimination rules of the Internal Revenue Service (IRS) and rules of the Employee Retirement Income Security Act of 1974 (ERISA). The Company contributes a matching contribution equal to two times the voluntary contribution made by pre-1989 participants using the tax benefit derived from the deductibility of dividends to make the employer matching contribution. The remaining contribution after payment of the matching amount is allocated pro rata to all participants.

All dividends received on unallocated shares of participants enrolling subsequent to 1989 are used to repay the loans of the leveraged loan segment of the Plan (see Note 3). The Company contributes the tax benefit derived from the deductibility of dividends and an additional $35,000 per quarter to repay plan loans. Shares are to be released and allocated to participants as the loans are repaid. The shares are allocated based on the ratio of the participant's compensation to total compensation of all participants, as defined, and separately, on the ratio of each participant's respective account balance to the total balance. Participants who became eligible for the Plan after 1989 do not make contributions to the Plan.

Administrative expenses

The Plan may directly pay expenses incurred in administering the Plan; alternatively, the Company may withhold from its annual contribution an amount equivalent to the expenses it has paid on behalf of the Plan. The amount withheld cannot exceed the lesser of the sum of 10 percent of the first $100,000 and 5 percent of amounts in excess of $100,000 of dividends paid to the Plan, or $100,000. The Company paid $20,552, $15,972 and $43,006 of expenses on behalf of the Plan for the years ended December 31, 2000, 1999 and 1998. This was done by reducing the amount of the employer contributions by the expenses paid on behalf of the Plan.

Maturity and distribution

A participant's account matures upon the earliest occurrence of: (a) death, (b) termination of employment for any reason, or (c) termination of the Plan. Distributions to a participant or to a beneficiary upon maturity may be in the form of a lump-sum distribution or in the form of installment distributions continuing over an established period of time.

The Plan also permits participants who have 10 years of participation in the Plan and have attained age 55 to direct the Plan to distribute, over a five-year period, up to 25 percent of the participants' account balances in each of the five years, not to exceed 50 percent of the total balances.

Plan termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. In the event of termination, plan assets will be distributed in accordance with the plan document.

Tax status

The IRS has informed the Company by a letter dated July 18, 1997, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrators have applied to the IRS for the voluntary closing agreement program to correct certain plan document defects. The plan sponsor is committed to maintaining the Plan's qualified status.

2  Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment valuation and income recognition

Investments are valued at market value through reference to quoted market prices. Changes in the market value of investments between years are included in appreciation (depreciation) in market value of investments.

Use of estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

Reclassifications

Certain 1998 amounts have been reclassified to conform to the 2000 and 1999 presentation. These reclassifications had no effect on net assets available for benefits as previously reported.

3  Note payable

The Plan contains provisions whereby the Plan, with approval of the Company's board of directors, can enter into loans under certain circumstances for the purpose of purchasing qualifying securities of the Company.

In 1995, the board of directors authorized the Plan's trustees to enter into a note agreement with a third-party financial institution under which the Plan could borrow up to $5,000,000 to purchase shares of common stock of the Company. Shares of company common stock owned by the Plan, but not yet allocated to participants' accounts, are pledged as collateral on this note. These shares are allocated to participants when the principal on this note is repaid. The note was paid in full as part of the $10,000,000 debt refinancing described below.

In January 1997, the Plan began purchasing shares of company common stock on the open market using funds advanced from the Company. Funds advanced totaled $5,427,157 at December 31, 1997 and bear interest at the same rate charged by the third-party financial institution.

On September 17, 1998, the Plan entered into a $10,000,000 five-year balloon loan agreement with a bank. The proceeds of the loan were used to refinance the prior outstanding bank loan and the company advance. Shares of common stock owned by the Plan but not yet allocated to participant accounts are pledged as collateral for this loan. The loan bears interest at .50 points below prime, with a cap of 9.5 percent and a floor of 6.5 percent.

During the review of the 1998 bank loan agreement, the Department of Labor (DOL) noted that certain provisions of the agreement relating to the release of shares held for collateral did not meet the requirements of ERISA. The DOL acknowledged the correction of this issue with an amendment to the original loan agreement executed by the Plan and the bank, which did not impact the Plan's financial position, net assets available for benefits or participants' individual accounts.

Future scheduled maturities of long-term debt are as follows:

2001	$767,930
2002	841,897
2003	6,656,320

4  Investments

The plan's investments at December 31 are as follows:

	2000		1999		1998
Northwestern Corporation common stock
	Allocated	Unallocated	Allocated	Unallocated	Allocated	Unallocated
Number of shares	632,633	472,048	915,360	509,856	916,777	568,250
Cost	$7,926,156	$8,221,436	$9,768,249	$10,697,933	$12,946,437	$8,024,832
Market value	$14,629,638	$10,916,110	$20,137,920	$11,216,832	$24,237,292	$15,023,109

5  Distributions payable

The Company expects to transfer 87,150 shares of company common stock from the unallocated account to allocated participant accounts for the years 1995 through 1999 resulting from a change in the method of allocating shares from the principal-only method to the principal-and-interest method, as requested by the DOL. As a result of the change in allocation methods, distributions to participants that occurred from 1995 through 1999 will be adjusted, if affected, resulting in additional share values to be distributed to former participants.

6  Contingencies

The Company has applied for a voluntary closing agreement with the IRS concerning amendments and clarification to certain provisions of the Plan regarding the employer contribution calculation. While there can be no assurance that the IRS will accept the terms of the voluntary closing agreement, the Plan and the Company believe that the final terms of the voluntary closing agreement will not materially affect the Plan's financial position or net assets available for benefits.

7  Related-party transactions

The Plan received a series of advances in 1997 and 1998 from the Company to purchase qualifying employer securities. These advances were then repaid using proceeds from a bank loan in 1998. The DOL believes that these advances and loans did not meet the requirements of ERISA for a qualified employee stock ownership plan (ESOP) loan. However, the DOL has acknowledged corrective action by the Plan and the Company with regard to these transactions, such that the amended loan documents now meet the requirements of ERISA for a qualified ESOP loan. The corrective action did not impact the Plan's financial position or net assets available for benefits.

NORTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

(Employer identification number: 46-017228) (Plan number: 002)

Schedule H, line 4i—Schedule of Assets (Held At End of Year)

As of December 31, 2000

Description of investment	Shares	Cost	Market value
Northwestern Corporation common stock*	1,104,681	$16,147,592	$25,545,748

*
Denotes party in interest.

NORTHWESTERN PUBLIC SERVICE COMPANY
EMPLOYEE STOCK OWNERSHIP PLAN

(Employer identification number: 46-017228) (Plan number: 002)

Schedule G—Schedule of party-in-interest transactions

For the year ended December 31, 2000

(a) Identity of party involved	(b) Relationship to plan, employer or other party in interest	(c) Description of transactions, including maturity date, rate of interest, collateral, par or maturity value	Items (d)-(j) are nonapplicable
Northwestern Corporation	Plan sponsor	During the review of the 1998 bank loan agreement, the DOL noted that certain provisions of the agreement relating to the release of shares held for collateral did not meet the requirements of ERISA. The DOL acknowledged the correction of this issue with an amendment to the original loan agreement executed by the Plan and the bank, which did not impact the Plan's financial position, net assets available for benefits or participants' individual accounts (Notes 3 and 7).	N/A

For the years 1995 through 1999, allocation of shares to participant accounts was based on the principal-only method (Notes 5 and 6). At the request of the DOL, the plan sponsor switched to the principal-and-interest method in 2000. The plan sponsor expects to transfer 87,150 shares of company stock from the unallocated to allocated participant accounts as a result of the method change.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NORTHWESTERN PUBLIC SERVICE COMPANY EMPLOYEE STOCK OWNERSHIP PLAN
Date: September 4, 2001	/s/ Kipp D. Orme Vice President—Finance Chief Financial Officer

QuickLinks

Index
Report of independent public accountants
Statements of net assets available for benefits
Statements of changes in net assets available for benefits
Notes to financial statements
Schedule H, line 4i—Schedule of Assets (Held At End of Year)
Schedule G—Schedule of party-in-interest transactions
SIGNATURE